Exhibit 2

EXECUTION COPY

GREY GLOBAL GROUP INC.,

WPP GROUP plc,

WPP 2005 Limited,

and

AMERICAN STOCK TRANSFER & TRUST COMPANY,

as Trustee

FOURTH SUPPLEMENTAL INDENTURE

Dated as of December 29, 2005

To the Indenture dated

as of October 28, 2003

5% Contingent Convertible Subordinated Debentures due 2033

FOURTH SUPPLEMENTAL INDENTURE

FOURTH SUPPLEMENTAL INDENTURE, dated as of December 29, 2005 (this “Fourth Supplemental Indenture”) among WPP Group plc (formerly known as WPP 2005 plc), an English public limited company (“WPP Holdings”), WPP 2005 Limited (formerly known as WPP Group plc), an English public limited company (“WPP”), GREY GLOBAL GROUP INC. (formerly known as Abbey Merger Corporation), a Delaware corporation and a wholly owned subsidiary of WPP (the “Company”), and AMERICAN STOCK TRANSFER & TRUST COMPANY, a trust company organized under the laws of the State of New York, as trustee (the “Trustee”). All capitalized terms used herein without definition shall have the meanings specified in the Indenture referred to below, unless otherwise specified.

WITNESSETH:

WHEREAS, Grey Global Group Inc. (“Grey”) and the Trustee heretofore executed and delivered an Indenture, dated as of October 28, 2003 (as supplemented and amended, the “Indenture”), pursuant to which Grey issued its 5% Contingent Convertible Subordinated Debentures due 2033 in the aggregate principal amount of $150,000,000 (as supplemented and amended, the “Debentures”), originally convertible into shares of common stock, par value $0.01 per share, of Grey (“Grey Common Stock”);

WHEREAS, as of September 11, 2004, WPP, the Company and Grey entered into an Agreement and Plan of Merger pursuant to which, on March 8, 2005, Grey merged with and into the Company, with the Company being the Surviving Corporation in such merger (the “Merger”);

WHEREAS, pursuant to the Merger, the outstanding shares of Grey Common Stock were converted into the right to receive either cash consideration or share consideration comprised of WPP Ordinary Shares or WPP ADSs;

WHEREAS, on February 28, 2005, WPP, the Company, Grey and the Trustee executed and delivered a First Supplemental Indenture pursuant to which (x) the Company expressly assumed all of Grey’s obligations under the Indenture from and after the Merger and (y) WPP became a co-obligor, jointly and severally with the Company, with respect to the payment of principal and interest under the Debentures and substantially all of the Company’s obligations under the Indenture from and after the Merger;

WHEREAS, on February 28, 2005, WPP, the Company, Grey and the Trustee executed and delivered a Second Supplemental Indenture pursuant to which, from and after the Merger, each $1,000 principal amount of Debentures became convertible into (a) WPP ADSs representing a number of WPP Ordinary Shares equal to the quotient of $522.46, divided by the Conversion Price (initially $8.84 per WPP Ordinary Share) and (b) $499.31 in cash (the “Cash Conversion Amount”);

WHEREAS, on October 25, 2005 (the “Scheme Effective Date”) pursuant to a Scheme of Arrangement (under Section 425 of the United Kingdom Companies Act 1985), dated August 31, 2005, between WPP and the holders of WPP Ordinary Shares (the “Scheme”), (a) all outstanding WPP Ordinary Shares were cancelled and extinguished, (b) new shares of WPP having an aggregate nominal amount equal to the cancelled and extinguished WPP Ordinary Shares were allotted and issued to WPP Holdings (and as a result WPP became a wholly-owned subsidiary of WPP Holdings), and (c) in consideration for the cancellation of the WPP Ordinary Shares and the issuance of WPP Ordinary Shares to WPP Holdings, WPP Holdings alloted and issued to holders of WPP Ordinary Shares one WPP Holdings Ordinary Share for each WPP Ordinary Share canceled under the Scheme;

WHEREAS, on October 21, 2005, WPP Holdings, WPP, the Company and the Trustee executed and delivered Third Supplemental Indenture, pursuant to which, from after the Scheme Effective Date, each $1,000 of principal amount of the Debentures is convertible into (a) WPP Holdings ADSs representing a number of WPP Holdings Ordinary Shares equal to the quotient of $522.46, divided by the Conversion Price (initially $8.84 per WPP Holdings Ordinary Share) and (b) the Cash Conversion Amount payable by WPP;

WHEREAS, pursuant to Article I of this Fourth Supplemental Indenture, WPP Holdings will become a co-obligor, jointly and severally with the Company and WPP, with respect to the payment of principal and interest under the Debentures (and the Cash Conversion Amount upon conversion of Debentures) and substantially all of the Company’s obligations under the Indenture from and after the Scheme Effective Date;

WHEREAS, in connection with the execution and delivery of this Fourth Supplemental Indenture, the Trustee has received an Officers’ Certificate and an Opinion of Counsel as contemplated by Sections 7.02, 9.06, and 12.04 of the Indenture;

WHEREAS, all other acts necessary to make this Fourth Supplemental Indenture a valid, binding and enforceable instrument, and all of the conditions and requirements set forth in the Indenture, have been performed and fulfilled and the execution and delivery of this Third Supplemental Indenture have been in all respects duly authorized.

NOW THEREFORE, the parties have executed and delivered this Fourth Supplemental Indenture, and each of the Company, WPP, WPP Holdings and the Trustee hereby agrees for the other parties’ benefit, and for the equal and ratable benefit of the Holders, as follows:

Article I.

ADDITION OF CO-OBLIGOR

Section 1.01 Addition of Section 2.15. A new Section 2.15 is hereby added to the Indenture as follows:

“Section 2.15. WPP Holdings Co-Obligation.

(a) WPP Holdings hereby fully, unconditionally and irrevocably assumes and agrees to perform and discharge, jointly and severally with the Company and WPP, the due and punctual payment of the principal of and interest and Additional Amounts, if any, on, all of the Debentures on the dates and in the manner provided in this Indenture and in the Debentures and the performance or observance of every other covenant of this Indenture and the Debentures on the part of the Company to be performed or observed. The obligations of WPP Holdings under this Section 2.15 are primary and not merely those of a surety. WPP Holdings shall be bound by, and shall observe and perform, the terms of this Indenture as if all references in this Indenture and the Debentures to the “Company” were to WPP Holdings, WPP and the Company, jointly and severally. Notwithstanding the foregoing, WPP Holdings shall not be bound by, and shall not be required to observe or perform, Article 10 of this Indenture, Section 14 of the Debentures or Sections 4.07, 5.01 or 5.02 of the Indenture, and references to the Company contained in, or in any defined term, to the extent used in Article 10 of this Indenture or Section 14 of the Debentures, Sections 4.07, 5.01 or 5.02 of the Indenture shall not be deemed references to WPP Holdings.

(b) Subject to Section 2.15(c), WPP Holdings shall do or cause to be done all things necessary to preserve and keep in full force and effect its existence as a legal entity organized under the laws of any of the United Kingdom or any jurisdiction thereof, any jurisdiction included from time to time in the European Union or the United States, any State thereof or the District or Columbia. Nothing in this Indenture or in any of the Debentures shall prevent WPP Holdings from converting under applicable law from one type of entity organized under the law of any of the United Kingdom or any jurisdiction thereof, any jurisdiction included from time to time in the European Union or the United States, any State thereof or the District or Columbia to another type of entity organized under the law of any such jurisdiction (and such conversion shall not be deemed to constitute a consolidation, merger or a conveyance, transfer, sale or lease of property or assets for purposes of this Indenture).

(c) WPP Holdings shall not consolidate with or merge into any other Person or convey, transfer, sell or lease its properties and assets substantially as an entirety to any Person, unless the Person formed by such consolidation or into or with which WPP Holdings is merged or the Person to which WPP Holdings’ properties and assets are conveyed, transferred, sold or leased, is a legal entity organized and existing under the laws of the United Kingdom or any jurisdiction thereof, any jurisdiction included from time to time in the European Union or the United States, any State thereof or the District or Columbia and, if other than WPP Holdings, has expressly assumed all of WPP Holdings’ obligations, including the payment of the principal of, and interest on, the Debentures and the performance of the other covenants under Article 4 of this Indenture (and a supplemental indenture providing for the assumption of WPP Holdings’ obligations to the Holders of the Debentures by a successor to WPP Holdings pursuant to this Section 2.15(c) shall not require the consent of any Holder). Upon any consolidation, merger, or any conveyance, transfer, sale or lease of WPP Holdings’ properties and assets in accordance with the prior sentence, the successor Person formed by such consolidation, merger, conveyance, transfer, sale or lease shall be substituted for (so that from and after the date of such consolidation, merger, conveyance, transfer, sale or lease, the provisions of this Indenture referring to “WPP Holdings” shall refer instead to the successor Person and not to WPP Holdings), and may exercise every right and power of WPP Holdings under this Indenture with the same effect as if such successor Person had been named as WPP Holdings herein; provided that WPP Holdings shall not be relieved from the obligation to pay the principal of and interest on the Debentures except in the case of a consolidation, merger, conveyance, transfer, sale or lease of WPP Holdings’ assets that meets the requirements of the prior sentence hereof.

(d) WPP Holdings shall be subrogated to all rights of the Holders of the Debentures against the Company and WPP in respect to any amounts paid to such Holders by WPP Holdings pursuant to the provisions of this Section 2.15; provided, however, that WPP Holdings shall not be entitled to enforce, or to receive any payments arising out of or based upon, such right of subrogation until the principal of and premium, if any, and interest, and Additional Amounts, if any, on all Debentures then due and payable shall have been paid in full.

(e) The WPP Holdings co-obligation pursuant to this Section 2.15 shall be a valid obligation of WPP Holdings with respect to each Debenture heretofore or hereafter authenticated or delivered under this Indenture.”

Section 1.02 Amendment of Section 4.03(c). Section 4.03(c) of the Indenture is hereby amended to add following as the last sentence thereof:

“The Company shall file with the Trustee, within 15 days after WPP Holdings files such annual reports, information, documents and other reports with the SEC, copies of WPP Holdings’ annual report and of the information, documents and other reports (or copies of such portions of any of the foregoing as the SEC may by rules and regulations prescribe) which WPP Holdings is required to file with the SEC pursuant to Section 13 or 15 (d) of the Exchange Act.”

Article II.

MISCELLANEOUS

Section 2.01 Binding Agreement; Assignments. Whenever in this Fourth Supplemental Indenture any of the parties hereto is referred to, such reference shall be deemed to include the successors and assigns of such party.

Section 2.02 Relation to Indenture. This Fourth Supplemental Indenture and all the terms and provisions herein contained shall form a part of the Indenture as fully and with the same effect as if all such terms and provisions had been originally set forth in the Indenture. The Indenture is hereby ratified and confirmed and shall remain and continue in full force and effect in accordance with its terms and provisions, as supplemented and amended by this Fourth Supplemental Indenture. The Indenture and this Fourth Supplemental Indenture shall be read, taken and construed together as one instrument.

Section 2.03 Counterparts. This Fourth Supplemental Indenture may be executed in several counterparts, each of which shall be deemed an original, but all of which together shall constitute one instrument.

Section 2.04 Governing Law. This Fourth Supplemental Indenture shall be governed by and construed in advance with the law of the State of New York.

Section 2.05 Effectiveness. This Fourth Supplemental Indenture shall be effective as of the date hereof.

Section 2.06 Trustee. The recitals contained herein shall be taken as the statements of WPP, WPP Holdings and Grey, and the Trustee assumes no responsibility for their accuracy or correctness. The Trustee makes no representations as to the validity or sufficiency of this Fourth Supplemental Indenture.

IN WITNESS WHEREOF, the parties hereto have caused this Fourth Supplemental Indenture to be duly executed as of the day and year first above written.

GREY GLOBAL GROUP INC.

By:	/s/ Paul W.G. Richardson
Name: Paul W.G. Richardson
Title: Chief Operating Officer

WPP GROUP PLC

By:	/s/ Paul W.G. Richardson
Name: Paul W.G. Richardson
Title: Group Finance Director

WPP 2005 LIMITED

By:	/s/ Paul W.G. Richardson
Name: Paul W.G. Richardson
Title: Group Finance Director

AMERICAN STOCK TRANFER & TRUST
COMPANY, as Trustee

By:	/s/ Herbert J. Lemmer
Name: Herbert J. Lemmer
Title: Vice President